SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of February 1999

                            ____________________

                         THE DIALOG CORPORATION PLC
           (exact name of registrant as specified in its charter)
                            ____________________

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)

                           _____________________



      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               FORM 20-F (X)            FORM 40-F( )

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                YES  ( )      NO  (X)


      On February 2, 1999, The Dialog Corporation plc (the "Registrant") announced the sale of The CARL Corporation ("CARL") and The UnCover Company ("UnCover") to Ward Shaw, the senior member of the management team of both CARL and UnCover.


                               EXHIBIT INDEX


 Exhibit No.                Description                         Page No.

 99.1   Press Release, "The Dialog Corporation Realigns Group       3
        Into Three New Divisions  Information Services,
        Web Solutions/Internet Software and eCommerce," dated as of February 2, 1999.



                                                               EXHIBIT 99.1

                    [THE DIALOG CORPORATION LETTERHEAD]


 News Announcement
 For Immediate release


                        THE DIALOG CORPORATION REALIGNS
              GROUP INTO THREE NEW DIVISIONS INFORMATION SERVICES,
               WEB SOLUTIONS/INTERNET SOFTWARE AND ECOMMERCE


        LONDON, ENGLAND and CARY, NC - February 2, 1999: The Dialog Corporation plc (NASDAQ:DIALY), a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, today announced the strategic realignment of its existing operations into three newly formed divisions in order to provide a greater focus and reporting transparency for its increasing range of Web-based operations and initiatives. The three new divisions are: (1) Information Services; (2)
 Web Solutions and Internet Software; and (3) eCommerce (business-to-business).


 INFORMATION SERVICES DIVISION (ISD)

        ISD will focus on the delivery of interactive online information services and Intranet solutions to the corporate and professional markets. Dialog is already the world leader in the provision of business, professional and academic information online, and ISD will develop and expand the range of interfaces and products through which Dialog's nine terabytes of information databases are delivered to information professionals and end-users.

        ISD will be headed by Jason Molle and Ciaran Morton. As of today, Jason Molle becomes President of the Americas, and Ciaran Morton takes over as President of Europe, Middle East, Africa and Asia.

 WEB SOLUTIONS AND INTERNET SOFTWARE DIVISION

        The Division will focus on Dialog's knowledge management solutions leveraging InfoSort, the Company's proprietary indexing system, and the Muscat intelligent search engine technologies.

        Leveraging these technologies, the Company is currently developing a powerful Web search service, geared exclusively for businesses, that will enable Internet users to utilize Dialog's professional Web search capabilities. The Company believes the advantages offered will be a considerable improvement over existing Web search engines.

        The Division will license these search technologies for use in Web-based corporate solutions such as the management of internal information. It will also pursue special projects and contracts such as those recently secured by Dialog from the UK Government's Department of Trade and Industry ("DTI") and the British Broadcasting Corporation ("BBC").

 eCOMMERCE DIVISION

        The eCommerce Division will focus on Dialog's growing eCommerce activities aimed at the corporate and professional marketplace.
 Specifically, 1999 will see the commencement of a rollout of OfficeShopper (www.officeshopper.com) to the business community worldwide, leveraging the substantial Dialog customer base.


        In addition, this Division will license the procurement software on which OfficeShopper is based to other organizations wanting to develop their own eCommerce businesses. Considerable interest has already been expressed by a number of existing major customers of Dialog. The Division will also provide an outsourcing service, offering a total package of creation, management, maintenance and hosting to enable businesses worldwide to create storefronts on the Internet.

        Andre Brown, currently Director of eCommerce and Special Projects for Dialog, has been named Chief Executive Officer of the eCommerce Division.

        Commenting on the divisional realignment, Chief Operating Officer of The Dialog Corporation, Patrick Sommers, said: "As our Internet activities have continued to grow, we have been examining the best way to structure the Group to ensure that we retain the focus on our core Information Services (ISD) business, while at the same time fully capitalizing on the enormous potential of our proprietary Internet technologies and eCommerce innovations.

        "By creating a three-divisional structure, with dedicated management teams and tightly controlled budgets for each, we can ensure that a greater focus is brought to bear on all aspects of our business. This structure will also allow for greater visibility and clarity for our shareholders in terms of the progress and prospects for our business."

        Further details on the restructuring and the financial reporting model to be adopted as a result will be provided to shareholders at the time of Dialog's first quarter results announcement on March 18, 1999.

 BOARD CHANGES AND SENIOR MANAGEMENT APPOINTMENTS

        The restructuring will, in addition to the appointments referred to above, result in a number of other changes to the group's senior management structure.

        Derek Smith, Executive Vice President and Graham Burrows, Joint Chief Technology Officer, have informed the Company of their intentions to resign from the Board, effective immediately.

        In addition, the following appointments have been made: Angus Carroll is to join the Group in the role of Executive Vice-President of Worldwide Marketing and Strategy. He has previously held senior marketing and planning positions with GTE Information Services (NYSE:GTE), Ceridian Employer Services (NYSE:CEN) and The Dun & Bradstreet Corporation (NYSE:DNB).

        Ean Brown takes on the role of Senior Vice President, Business Affairs and Content, assuming additional responsibility for relations with information providers.

        Dan Wagner, Chief Executive Officer of The Dialog Corporation, commented: "I would like to thank Derek Smith for his long-serving commitment to the Company. Derek joined as a non-executive Director in 1985 and played a significant role in the development and growth of the Company. He then became an executive Director in 1996 and, with his considerable publishing experience, Derek made an important contribution as the liaison with our content providers. I would like to wish him every possible success in the future.

        "Additionally, I would like to thank Graham Burrows for his work as joint Chief Technology Officer, and his dedication in helping to establish our global technology team. With the restructuring of our technology team in place, Graham has achieved his objectives and taken the decision to move on to new challenges."

        With the formation of these new divisions and the exceptional management in place, Dialog is well positioned to further capitalize on exciting opportunities in information management, Internet software and eCommerce."

 SALE OF CARL/UNCOVER

        The Dialog Corporation also announced today the sale of The CARL Corporation ("CARL") and The UnCover Company ("UnCover") to Ward Shaw, the senior member of the management team of both CARL and UnCover, for a consideration of US$2.25 million (pound 1.37 million). Of the consideration, $1 million is being satisfied in cash, with the balance payable through a loan note, repayable by January 2001. The cash proceeds of the disposal will be reinvested in the Dialog business.

        CARL and UnCover were acquired as part of the acquisition of Knight-Ridder Information Inc. in November 1997, when it was stated that they were not core to the Dialog product offering. CARL is involved in the development and provision of software and information solutions for academic and public library networks. UnCover is involved in the provision of document delivery and collection management services. CARL and UnCover recorded a loss before tax of US$4.5 million (pound 2.7 million) in the year ended December 31, 1997 and had net liabilities as of December 31, 1997 of US$0.4 million (pound 0.2 million).

        The Dialog Corporation (http://www.dialog.com) is a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. The Dialog Corporation brands include the DIALOG, DataStar and Profound range of products and services. These brands provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares
 (ADS) are traded on NASDAQ under the symbol "DIALY" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."


                                   # # #


 CONTACT:            Sara Parker, Corporate Communications
                     sara_parker@dialog.com
                     011-44-171-930-6900

                     Kristian Talvitie, U.S. Investor Relations kristian_talvitie@dialog.com or 212/381-1824

                     David C. Collins/Robert L. Rinderman
                     Jaffoni & Collins Incorporated
                     dialy@jcir.com
                     212/835-8500

                     Courtney Darby/Jed Hamilton
                     Middleberg + Associates
                     courtney@middleberg.com
                     212/888-6610


                                 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


 Date: February 8, 1999             THE DIALOG CORPORATION PLC



                                    By:   /s/ David G. Mattey
                                        --------------------------
                                        David G. Mattey
                                        Finance Director